August 31, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
Washington, D.C. 20549
Attn: Kathryn S. McHale

Re:	TrustCo Bank Corp NY
Form 10-K for the Fiscal Year Ended December 31, 2009
File Number 0-10592

Dear Ms. McHale:

We have reviewed your comments to the above referenced filing and related materials and provide the following as requested.  The numbers below correspond to the comments of like number in your letter dated August 5, 2010.

Form 10-K for the Year Ended December 31, 2009

Credit Risk, page 17 of Exhibit 13

1.
Please revise your future filings to disclose your allocation of the allowance for loan losses pursuant to Item IV (B) of Industry Guide 3.  Please also provide us with this information as of June 30, 2010 and for your two most recent fiscal years.

The Company will include the requested revision in future filings.  The following information is being provided as requested as of June 30, 2010 and for the two most recent fiscal years December 31, 2009 and 2008:

	As of June 30, 2010		As of December 31, 2009		As of December 31, 2008
Allocation of the Allowance for Loan Losses (dollars in thousands)	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$4,248	11%	$4,714	12%	$4,833	13%
Real estate – construction	214	1%	265	1%	410	1%
Real estate mortgage - 1-4 family	28,449	76%	26,882	75%	26,026	74%
Home equity lines of credit	6,082	12%	5,498	12%	4,602	12%
Installment	238	0%	233	0%	278	0%
	$39,231	100%	$37,591	100%	$36,149	100%

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

Segment Reporting, page 40 of Exhibit 13

2.
We note your disclosure that you have only one business segment, community banking, and no other reportable segments.  Given the dispersed geographic locations in which you operate, please tell us how you considered the guidance in ASC 280-10-50-12 in determining whether to present your different geographic locations, specifically Florida, as a separate operating segment.

The Company manages its entire branch network on a centralized basis, with branches located in Florida managed in the same manner as branches in any of its other locations.  Specifically, all deposit products are designed, distributed and priced centrally.  All loan products are designed, distributed and priced centrally and are also centrally underwritten, administered and collected on the same basis for branches throughout the Company’s entire branch network.

The Company’s operating results, budgeting and decisions about resource allocation, including branch locations and hiring of staff are developed, managed and monitored by the Company’s management and board of directors on an aggregate basis.  The accounting and reconciliation functions and back room operations are centralized.  The Company also offers products and services in Florida that are identical with our other locations and managed as one segment because they require the same technology and marketing strategies.  The centralized approach to management has enabled the Company to control risks and minimize costs in a manner that, in the opinion of the Company’s board, is in the best interests of shareholders.

Though we do not believe that the quantitative threshold test in ASC 280-10-50-12 is applicable to our Florida branches, we nonetheless provide the following information with regard to Florida operations: (a) the reported total revenue of the Florida operation is less than 10 percent of the combined revenue for 2009 and 2008 (b) the discrete financial information required to determine if the reported profit of the Florida operations would be less than 10 percent of combined revenue for 2009 and 2008 is not available and the cost to develop it would be excessive and (c) the reported assets of the Florida operations are less than 10 percent of combined assets as of December 31, 2009 and 2008.

3.
As a related matter and due to your disclosure on page 19 that a large percentage of the net charge-offs were associated with the Florida region, please revise your future filings to provide a further breakdown of your loan portfolio and related asset quality disclosures (non-performing loans, rollforward of your allowance for loan losses, etc.) for each of your geographic locations.  Please also provide this information to us as of June 30, 2010 and December 31, 2009.

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

The Company will include the requested revision in future filings.  The loan portfolio and related asset quality disclosures as of June 30, 2010 and December 31, 2009 by geographic region are as follows:

A summary of loans by category and by region is as follows:
	June 30, 2010
(dollars in thousands)	New York and other states*	Florida	Total
Commercial	$224,732	31,686	256,418
Real estate - construction	10,894	1,646	12,540
Real estate mortgage - 1 to 4 family	1,637,738	133,928	1,771,666
Home equity lines of credit	262,926	22,197	285,123
Installment	4,073	404	4,477
Total loans, net	$2,140,363	189,861	2,330,224
Less: Allowance for loan losses			39,231
Net loans			$2,290,993

(dollars in thousands)	December 31, 2009
	New York and other states*	Florida	Total
Commercial	$238,265	37,015	275,280
Real estate - construction	15,487	675	16,162
Real estate mortgage - 1 to 4 family	1,585,813	122,138	1,707,951
Home equity lines of credit	257,150	20,156	277,306
Installment	4,426	411	4,837
Total loans, net	$2,101,141	180,395	2,281,536
Less: Allowance for loan losses			37,591
Net loans			$2,243,945

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

The following table sets forth information with regard to nonperforming loans:
	June 30, 2010
(dollars in thousands)	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial	$4,085	11,024	15,109
Real estate mortgage - 1 to 4 family	15,625	18,729	34,354
Installment	19	2	21
Restructured real estate loans	386	-	386
Total nonperforming loans	$20,115	29,755	49,870

	December 31, 2009
(dollars in thousands)	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial	$3,579	8,130	11,709
Real estate mortgage - 1 to 4 family	13,795	20,099	33,894
Installment	28	1	29
Restructured real estate loans	400	-	400
Total nonperforming loans	$17,802	28,230	46,032

Transactions in the allowance for loan losses are summarized as follows:

(dollars in thousands)	For the 6 months ended June 30, 2010	For the 3 months ended June 30, 2010	For the 12 months ended December 31, 2009
Balance at beginning of period	$37,591	39,490	36,149
Loans charged off:
Commercial-New York and other states*	6	-	-
Commercial-Florida	4,750	4,449	1,850
Real estate-New York and other states*	1,585	985	1,396
Real estate-Florida	4,287	2,206	7,601
Installment-New York and other states*	80	34	155
Installment-Florida	3	2	11
Total	$10,711	7,676	11,013

Recoveries of loans previously charged off:
Commercial-New York and other states*	33	33	259
Commercial-Florida	2	1	-
Real estate-New York and other states*	402	200	831
Real estate-Florida	69	65	-
Installment-New York and other states*	45	18	55
Installment-Florida	-	-	-
Total	551	317	1,145
Net loans charged off	10,160	7,359	9,868
Provision for loan losses	11,800	7,100	11,310
Balance at end of period	$39,231	39,231	37,591

* Includes New York, Vermont, New Jersey and Massachusetts.

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

Note 13. Fair Value of Financial Instruments, page 60 of Exhibit 13

4.	Please revise your future filings to include your impaired loans in your table for assets measured at fair value on a non-recurring basis as presented on page 63. Please refer to ASC 820-10-50-5.

The Company will include the requested information in future filings.  Further, impaired loans were disclosed in the Fair Value Footnote in Form 10-Q for the quarterly period ended June 30, 2010.

Audit Committee, page 9 of Definitive Proxy Statement on Schedule 14A

5.
We note your disclosure that each member of the Audit Committee satisfies the NASDAQ’s “financial sophistication” requirement and your disclosure in your 10-K that you do not have an audit committee financial expert. In order to provide clarity for shareholders, please revise future filings to provide the disclosure required by Item 407(d)(5) of Regulations S-K in this section of your proxy.

The Company will include the disclosure required by Item 407(d)(5) of Regulation S-K in the "Audit Committee" section of Schedule 14A in future filings.

Board Leadership Structure and Role in Risk Oversight, page 11 of Definitive Proxy Statement on Schedule 14A

6.
We note the Audit Committee’s determination that the “Company’s compensation policies and procedures…are not reasonably likely to have a material adverse effect on the Company” and the similar determination made on page 29 by the Compensation Committee.  Please explain to us in greater detail the process you undertook to reach the conclusion that disclosure under 402(s) of Regulation S-K is not necessary.

The Audit Committee and Compensation Committee determined that the Company’s compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company is based on its own evaluation of the Company’s policies and procedures, including input from the Company’s outside legal and accounting advisors, consideration of industry practices, including a review of compensation levels at comparable institutions, and compensation plan design that considers the potential negative consequences of linking compensation to the production of loan and deposit products.  Compensation plans for senior executive officers are salary-based, with limited bonus and other incentive compensation other than equity-based compensation, including stock options.  Incentive compensation for non-executive members of management is based primarily on the overall performance of the Company relative to the annual profit plan and performance relative to the industry, and is not linked to the production of loans or other assets or deposits.

Item 402(s) of Regulation S-K generally requires a discussion of a registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives to the extent risks arising from such compensation policies and practices are reasonably likely to have a material adverse effect on the registrant.  Based on the review described above, the Audit Committee and the Compensation Committee each concluded the Company’s compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company and, therefore, that no disclosure was required.

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

As noted above, the Committees’ conclusions were based on considerations that include the following:

-
The Company’s bonus plans do not offer significant short-term incentives that would reasonably be considered as motivating excessive risk-taking behavior or other conduct not consistent with the long term goals of the Company.

-
The Company’s primary products are home mortgage loans and deposit accounts offered through the Company’s network of bank branches. The Company’s compensation plans and practices with respect to junior and mid-level management consist primarily of salary and bonus plans (as well as the Company’s and its subsidiary Trustco Bank’s broad-based health, retirement and welfare plans). Trustco Bank branch managers may receive bonuses based upon the attainment of a manager’s monthly goals, which are generally based on deposit accounts generated, and mortgage loans originated, at the branch. The managers, however, have no discretion with respect to the types and terms (including interest rates) of deposit accounts or loan products offered; such product terms are established on a Bank-wide basis by the Bank’s senior management. Further, branch managers do not participate in the underwriting or credit review of mortgage loans; all lending decisions are made by the Bank’s centralized retail lending department. Finally, the amounts of bonuses paid equate to a relatively small percentage of a manager’s overall cash compensation.

-
Trustco Bank’s “Senior Incentive Plan” is similarly designed in a manner that does not encourage excessive risk-taking behavior. The Senior Incentive Plan, as noted in the Company’s proxy statement, is designed to provide participants with the opportunity for annual incentive awards for achievement of objectives as established by the Company’s chief executive officer, Robert J. McCormick. (Participation in the Senior Incentive Plan is limited to the Company’s managers, officers, senior officers, vice presidents, administrative vice presidents and senior vice presidents. None of the Company’s most senior executive officers, Mr. McCormick, Robert T. Cushing (executive vice president and chief financial officer) and Scot R. Salvador (executive vice president and chief banking officer), are eligible to participate in the Plan.) A major component of the decision-making with respect to awards under the Plan is the Company’s performance under its profit plan; each year, a profit plan for the Company is developed and submitted to the board of directors for approval. The profit plan establishes targeted levels for return on assets, total assets, total deposits and net income, and Company’s performance with respect to the profit plan, the participant’s contribution to such performance, as well as the Company’s return on equity, are taken into account in determining the amount, measured as a percentage of annual salary, of a participant’s bonus. Such determination is made in the sole discretion of the Company’s chief executive officer, although the Company’s Compensation Committee annually reviews and approves the decisions made under the Senior Incentive Plan.

United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010

The annual base salary of the Company’s three most senior executive officers provides a level of cash compensation that minimizes the incentives for excessive risk-taking.  The Company’s equity awards under its stock option plans have time-based vesting conditions and not performance-based vesting conditions that might lead to excessive risk-taking.

The board of directors retains the discretion not to make equity awards and has previously exercised this discretion.

Exhibits 31.1 and 31.2

7.
In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual.  We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009.

The Company will ensure in future fillings that its chief executive officer and chief financial officer certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K and it will not include the title of the certifying individual in such certifications.

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. McCormick
Robert J. McCormick
Chairman, President and Chief Executive Officer